EARLYBIRDCAPITAL, INC.
275 Madison Avenue
New York, New York 10016

August 7, 2008

VIA EDGAR AND TELECOPY - (202) 772-9206

Mr. H. Christopher Owings
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE:	CS China Acquisition Corp. (the "Company")
Registration Statement on Form S-1 originally filed November 9, 2007
(File No. 333-147294) ( the "Registration Statement")

Ladies and Gentlemen:

In accordance with the provisions of Rule 460 under the Securities Act of 1933, the undersigned, as representative of the underwriters of the proposed offering of securities of CS China Acquisition Corp., hereby advises that copies of the Preliminary Prospectus, dated July 24, 2008, were distributed on or about July 24, 2008, as follows:

44 to individual investors;

833 to FINRA members (which included 30 prospective underwriters and selected dealers); and

329 to institutions.

The undersigned has been informed by the participating dealers that, in accordance with Rule 15c2-8 under the Securities Exchange Act of 1934, copies of the Preliminary Prospectus, dated July 24, 2008, have been distributed to all persons to whom it is expected that confirmations of sale will be sent; and we have likewise so distributed copies to all customers of ours. We have adequate equity to underwrite a “firm commitment” offering.

Very truly yours,

EARLYBIRDCAPITAL, INC.

By:	/s/ Steven Levine
Name: Steven Levine
Title: Managing Director